Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Host Conference Call & Webcast to Report Updated Results from DeCidE1, its Ongoing Phase 2 Study of DPX-Survivac in Patients with Advanced Recurrent Ovarian Cancer

Dartmouth, Nova Scotia; February 20, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that company management will host a conference call & webcast to report topline results from DeCidE1, an ongoing Phase 2 study evaluating its lead compound, DPX-Survivac, in patients with advanced recurrent ovarian cancer, on Tuesday, February 25, 2020 at 8:00 am EST.

IMV aims to make immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer. Patients with advanced, recurrent ovarian cancer have limited treatment options. The five-year survival rate for women with advanced disease is less than 30%1.

In 2020, the standard of care for recurrent cancer is single-agent chemotherapy, which elicits a response rate of ~12% with limited duration of benefit and severe adverse effects. There is a significant need for more effective and better-tolerated therapies in recurrent ovarian cancer.

Conference Call & Webcast Information

Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (International).

All interested parties are able to register and access the live audio webcast by clicking the link available under the Investors section of the company’s website: “Events, Webcasts & Presentations”

The webcast will be recorded and available on the IMV website for 30 days following the call.

About the DeCidE1 Study

“DeCidE1” is a Phase 2 multicenter, randomized, open-label study to evaluate the safety and effectiveness of DPX-Survivac with intermittent low dose cyclophosphamide. This phase 2 arm enrolled 22 patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. Patients received two subcutaneous injections of DPX-Survivac three weeks apart and every

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1 J Clin Oncol. 2014 May 1;32(13):1302-8. doi: 10.1200/JCO.2013.51.4489. Epub 2014 Mar 17

eight weeks thereafter, and intermittent low dose CPA, one week on, and one week off for up to one year. Paired tumor biopsies were performed prior to treatment and on treatment.

Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary endpoints include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker analyses.

DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of targeted immunotherapies designed to elicit antigen-specific functional, robust and sustained de novo T cell response. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of five unique HLA-restricted survivin peptides formulated in IMV’s proprietary DPX drug delivery platform and known to induce a cytotoxic CD8+ T cell response against survivin expressing cancer cells.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

Company has recently published data with DPX-Survivac (as single regimen or in combination with Merck’s Keytruda®) at the American Society of Hematology annual meeting in December 2019 (see poster) and at the ASCO-SITC symposium in February 2020 (see poster).

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck’s Keytruda®. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-

looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext. 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Josh Rappaport, Director, SternIR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com